2303 West 41st Avenue Vancouver, BC V6M 2A3 Canada

EXTENSION OF WARRANT TERMS

July 5, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)  wishes to announce that it is extending the original term of the warrants in connection with the private placement announced May 26, 2006.  El Niño wishes to extend the term of 2,122,625 warrants for an additional nine month period to expire April 14, 2008 in connection with the first closing and 443,750 warrants for an additional nine month period to expire May 29, 2008 in connection with the second closing.  The purchase price of $1.00 will remain the same.  The foregoing is subject to regulatory approval.

About El Niño

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007, El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.